

August 20, 2020

Yinghzi (Lisa) Tang
Director, Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Floor 6, Building 1, No. 399
Shengxia Road, Pudong New District
Shanghai 201203
People's Republic of China

       Re: Boqii Holding Ltd
          Amendment No. 1 to
          Draft Registration Statement on Form F-1
          Submitted August 13, 2020
          CIK No. 0001815021

Dear Ms. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted August 13, 2020

Capitalization, page 68

1.   Please disclose why receivable for issuance of preferred shares is presented in mezzanine equity on a pro forma basis.

Dilution, page 70

2.   Please show us how you calculated net tangible book value of $25.8 million as of March 31, 2020.

Market Competition Landscapes, page 107

3.   We reissue in part our prior comment 5. Please disclose how the calculation of GMV differs for each of the companies in the charts on page 108 and how the various methods used by such companies may materially impact the information presented. Please also explain whether the calculation of GMV differs for those companies that are generic platforms versus pet-focused platforms. Finally, please tell us how you determined the specific GMV for pet products for the generic retailers.

   You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Li He